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Exhibit 12.1

Ratio of Combined Fixed Charges and Preferred Stock Dividends

	For the Years Ended December 31,
	1997	1998	1999	2000	2001	2002
	(In thousands of Euros)
Net loss from continuing operations before other items before other items	(71,419)	(226,589)	(758,011)	(1,892,042)	(4,838,490)	(1,215,814)
Fixed charges and preferred stock dividends:
Interest, whether expensed or capitalized	32,100	47,355	178,448	753,231	919,570	888,460
Preferred stock dividend requirements	—	—	—	11,743	185,094	127,624

Total fixed charges and preferred stock dividends	32,100	47,355	178,448	764,974	1,104,664	1,016,084
Adjusted losses	(39,319)	(179,234)	(579,563)	(1,127,068)	(3,438,105)	(199,730)
Fixed charges and preferred stock dividends	32,100	47,355	178,448	764,974	1,104,664	1,016,084

Ratio of earningd to fixed charges and preferred stock dividends	—	—	—	—	—	—

Euro amount of coverage deficiency	(71,419)	(226,589)	(758,011)	(1,892,042)	(4,838,490)	(1,215,814)

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Exhibit 12.1
Ratio of Combined Fixed Charges and Preferred Stock Dividends